SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of       November         , 2005

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: November 18, 2005

	By:	"S.A. FISH"
(Signature)

S.A. FISH, Vice President
(Name and Title)

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
THURSDAY, NOVEMBER 17, 2005

Shell Canada announces $2.7 billion investment program for 2006

Calgary, Alberta - Shell Canada announced today an investment plan for 2006 totaling approximately $2.7 billion, 60 per cent higher than the anticipated spending level in 2005. The 2006 plan includes $2,410 million of capital expenditures and $255 million of related exploration and pre-development expenses.

Clive Mather, Shell Canada’s President and CEO, said, “With a strong balance sheet, excellent people and favourable economic prospects, Shell Canada is well positioned to grow. The 2006 plan launches us on a growth path to capture significant opportunities across the Company with the potential to increase our production by more than 50 per cent by the end of this decade. We expect to start construction on our first Athabasca oil sands expansion project next year and over the next five years anticipate that our total investment program could approach $17 billion as we pursue this project and other growth opportunities.”

The 2006 investment plan for the Exploration and Production (E&P) business segment totals $1,165 million, about $305 million of which will be invested in exploration and $845 million in development opportunities. These expenditures include $80 million of related exploration expenses and $90 million of pre-development expenses for future growth projects.

About 45 per cent of the E&P program is to maintain natural gas production levels in current areas of operation, $410 million in the Foothills area of Western Canada and $95 million at the Sable Offshore Gas Project (SOEP). The 2006 Foothills drilling program includes a follow-up well to the Tay River discovery and an exploration test on another structure in the same trend. The Tay River discovery well was re-tubed in September and is now producing at approximately 90 million cubic feet per day (raw). Capital spending at SOEP in 2006 is mostly for completion of the ongoing compression project, which will reduce tubing-head pressures in all the wells in the field and help to sustain production at current rates.

The balance of the 2006 E&P program is mainly focused on growth opportunities including unconventional gas in Western Canada and the Mackenzie Gas Project in the far north, and the Peace River in-situ oil sands. Planned unconventional gas expenditures of about $405 million in 2006 will focus primarily on exploration and development opportunities in basin centered gas, including tests on the significant new land parcel acquired in British Columbia in 2005. The basin centered gas program in 2006 also includes initial expenditures on a potential new gas plant in the area to handle anticipated production increases over the next five years. The Mackenzie Delta plan includes 2006 pre-development expenses of about $45 million to advance the regulatory process, potentially leading to approval and project go-ahead in 2007.

At Peace River, the 2006 capital program of about $115 million includes completion of additional wells to increase bitumen production to the current license capacity of 12,000 barrels per day (bbls/d). The Peace River plan for 2006 also includes about $40 million of pre-development expenses to progress engineering and regulatory work on a proposed 30,000 bbls/d expansion project. Subject to satisfactory completion of this work and regulatory approvals, construction on the expansion project could start in 2007 with first production in 2009.

The 2006 total investment program for the Oil Sands business segment is about $965 million, including $85 million of pre-development expenses related to future growth projects in the Athabasca area. With Peace River included, approximately $1.1 billion or 40 per cent of the Company’s 2006 investment program is directed towards oil sands opportunities.

About $385 million of the 2006 Oil Sands program is for Athabasca Oil Sands Project (AOSP) operations initiatives, including profitability, debottlenecking and production optimization projects, and sustaining capital. The AOSP has already benefited from debottlenecking initiatives with bitumen production in the second and third quarters of 2005 averaging approximately 165,000 bbls/d, 10,000 bbls/d above the original design rate. Maintaining these rates over the next three years will be a challenge and production optimization projects will be needed to handle larger quantities of water and sand due to lower ore grades. However, in 2009 the combination of debottlenecking and production optimization projects is targeted to achieve sustained AOSP production rates of 180,000 bbls/d, 25,000 bbls/d above the original design rate.

The other $580 million of the 2006 Oil Sands program is for growth and includes a go-ahead on the first AOSP expansion project to increase production by about 100,000 bbls/d. The plan assumes regulatory approval, final investment decision and construction start by the third quarter of 2006, with completion of the related mine and upgrader expansions late in 2009. Capital spending on the first expansion project will be approximately $465 million in 2006 with peak spending anticipated in 2007 and 2008. As previously reported, the capital cost for this first expansion will be significantly higher than the original project due to scope changes, pre-building of infrastructure for future expansions and upward trends in construction costs. A final cost estimate for this expansion project will not be available until project sanction.

The 2006 investment program for Oil Products is about $510 million, including $310 million for manufacturing and distribution and $170 million for marketing. About 70 per cent of the planned expenditure in 2006 is to meet legislative requirements and to maintain the integrity of manufacturing and distribution supply infrastructures and marketing networks. This includes the completion of ultra-low sulphur diesel projects at Scotford and Montreal East refineries, which are expected to start-up in the first half of 2006 ahead of the mid-year legislative requirement. The balance of the 2006 spend is on projects to improve Oil Products’ profitability and competitive position, including initial planning for potential future expansions of manufacturing and marketing infrastructure to meet increased demand.

“Shell Canada’s recent performance has demonstrated the quality of its assets, people, operating systems and earnings, with all three business units making significant contributions to our bottom line,” said Clive Mather. “The 2006 plan proposes a substantial increase in capital to take advantage of higher prices and a strong business outlook and I’m confident of our ability to move the related opportunities forward to create incremental value for our shareholders.”

For further information contact:

Investor Inquiries:	Media Inquiries:
Jim Fahner	Janet Rowley
Manager, Investor Relations	General Manager, Public Affairs
(403) 691-2175	(403) 691-3899

Visit Shell’s web site: www.shell.ca

This document contains “forward-looking statements” based upon current expectations, estimates and projections of future production, project startup and future capital spending.  Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of regulatory applications, refining margins, oil and gas production levels, resources and reserves estimates.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous risks and uncertainties that could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), demand for oil, gas and related products, disruptions in supply, project schedules, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Corporation.